July 20, 2005



Mr. David A. Dyck
Chief Financial Officer
Western Oil Sands Inc.
Ernst & Young Tower, Suite 2400
440 Second Avenue S.W.
Calgary, Alberta, Canada T2P 5E9


	Re:	Western Oil Sands
		Form 40-F for Fiscal Year Ended December 31, 2004
Filed April 1, 2005
		File No. 333-90736


Dear Mr. Dyck:

      We have reviewed your filing and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 40-F for the Fiscal Year Ended December 31, 2004

Controls and Procedures, Item C

1. We note your conclusion as to the effectiveness of your disclosure controls and procedures is incomplete as it does not indicate whether your controls are effective or ineffective. Please review your disclosure and revise accordingly.

Auditors` Report, Exhibit 2

2. Please amend your filing to include the signature of the chartered accountants that have opined on your financial statements.

Financial Statements

Consolidated Statements of Operations and Retained Earnings
(Deficit), page 3

3. We note that your presentation of revenue excludes "the amount recorded for purchased feedstocks and transportation costs downstream of Edmonton." Please tell us why you have presented revenue net of these costs and clarify the meaning of the subtotal presented. In addition, distinguish between the amounts excluded from revenue and the type of costs included in the Operating expense line item.

Consolidated Statement of Cash Flows, page 4

4. We note in your reconciliation of net earnings to net cash provided by operating activities that you present a subtotal of net income and various charges and credits above total net cash from
operating activities.   We note the Illustrative example in CICA
1540, and that the subtotal presented does not include net income or loss, and only includes "items not effecting cash. Please revise your presentation to comply with CICA 1540 for Canadian GAAP.

Management`s Discussion and Analysis, Exhibit 3, page 1

Operating Results - Highlights, page 3

5. We note that you have disclosed certain financial measures in your filings that appear to be non-GAAP measures, including, but without limitation, the following:

* Cash Flow per share - Basic

* Cash Flow from Operations before changes in non-cash working capital

* EBITDAX

Please provide a detailed analysis that identifies each Canadian non-
GAAP financial measure that you have disclosed in your report and explain why the disclosure is appropriate. Refer to Item B(3) to the
General Instructions for the Form 40-F and Question 32 of the June 13, 2004 Division of Corporation Finances` Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Please contact us at your convenience to further discuss this comment.

Operating Costs, page 8

6. We note your statement in footnote (2) that "Operating expenses are now calculated on the basis of costs associated with the synthetic crude sales excluding purchased blend stocks for the relevant period." Please explain the nature of this change and whether or not there was an impact on your financial statements.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

??

??

??

??

Mr. David A. Dyck
Western Oil Sands Inc.
July 20, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010